FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 15, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces First Quarter 2012 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at March 31, 2012

Exhibit 1

CELLCOM ISRAEL ANNOUNCES

FIRST QUARTER 2012 RESULTS

------------------------

Cellcom Israel implemented efficiency measures, which led to a decrease of approximately NIS 80 million in expenses and contributed to improved results in the first quarter 2012 compared with the fourth quarter 2011
Cellcom Israel declares a first quarter dividend of NIS 1.31 per share (totals approx. NIS 130 million), representing approximately 75% of net income

First Quarter 2012 Highlights1 (compared to the first quarter 2011):

▪	Total Revenues totaled NIS 1,585 million ($427 million), a 0.1% decrease

▪	Total Revenues from services totaled NIS 1,186 million ($319 million), a 1.6% decrease

▪	Revenues from content and value added services (including SMS) increased 10.9%, representing approximately 33.4% of services revenues2

▪	EBITDA3 totaled NIS 475 million ($128 million), a 25.7% decrease

▪	EBITDA margin 30%, down from 40.3%

▪	Operating income totaled NIS 275 million ($74 million), a 41.6% decrease

▪	Net income totaled NIS 173 million ($47 million), a 43.5% decrease

▪	Free cash flow3 to NIS 144 million ($39 million), a 64.1% decrease

▪	Cellular Subscriber base totaled approx. 3.362 million at the end of March 2012

▪	3G cellular subscribers reached approx. 1.388 million at the end of March 2012, representing 41.3% of total cellular subscriber base

▪	The Company declared first quarter dividend of NIS 1.31 per share

Netanya, Israel – May 15, 2012 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the first quarter of 2012. Revenues for the first quarter 2012 totaled NIS 1,585 million ($427 million); EBITDA for the first quarter 2012 totaled NIS 475 million ($128 million), or 30% of total revenues; and net income for the first quarter 2012 totaled NIS 173 million ($47 million). Basic earnings per share for the first quarter 2012 totaled NIS 1.74 ($0.47).

1
The Company consolidated financial results for the first quarter 2012 include the results of Netvision Ltd., or Netvision, while the consolidated financial results for the first quarter 2011 do not include Netvision's results (due to the completion of Netvision's acquisition by the Company on August 31, 2011).

2	Excluding Netvision's services revenues.
3	Please see "Use of Non-IFRS financial measures" section in this press release.

Commenting on the results, Nir Sztern, Chief Executive Officer said: "I am pleased with the success of the Netvision merger, which already had a positive effect on costs and contributed to revenues, this quarter. Comparing the results of the first quarter of 2012 with the first quarter of 2011, we see a decline in profitability as a result of the regulatory changes and increased competition. However, if we compare the first quarter 2012 with the fourth quarter 2011, we can see a decrease in the Company's expenses of approximately NIS 80 million as a result of the efficiency measures we implemented.

The intensified competition which characterized this past year, led to a continued reduction in service revenues. The decline in revenues will continue in the following quarters and may even escalate as a result of the new competition, and so, we intend to implement additional efficiency measures regarding costs and merger synergies, but we estimate that these measures will only partly compensate for the decrease in revenues."

On revenues from Data services as a potential growth engine, Nir Sztern commented: "We continue to deepen our focus on cellular internet growth by introducing data devices, such as the new iPad, for which we were the first cellular company in Israel to introduce this product, as well as sales of a wide variety of tablets and smartphones. Revenues from content and value added services rose 10.9% compared with the first quarter of last year.

I congratulate the Ministry of Communications for its decision to open the landline market for competition.  We see this as an opportunity to grow and strengthen Cellcom Israel's position as a communications group providing a wide variety of solutions to business and private customers. However, the success of opening this market to competition still depends on the active involvement and supervision of the regulator for the benefit of creating competition in the market.

We continue to make every effort to ensure that Cellcom Israel is ready to face the challenges expected this year. We are the company with the best consumer conduct  from among the Israeli cellular operators (according to the Public Trust organization), our brand is the leading brand in the cellular market (according to Globes brand index) and we are in the midst of upgrading our network to enable future surfing speeds of up to 84 Mbps.

I am confident that all these, together with the qualified human resources of the company will assist in continuing our leadership in the coming years.

Yaacov Heen, Chief Financial Officer, commented: “The operational synergy of the Netvision merger and the efficiency measures we implemented at the end of 2011, affected the first quarter of 2012, and demonstrate our efforts to adjust the expense structure to the level of revenues. We did, in fact, succeed to compensate for the decrease in revenues through our noted efficiency measures in the first quarter. In the second quarter of 2012 the impact of revenue erosion will be significantly higher than the effect of further efficiency measures and therefore, we foresee a decline in profitability compared with the first quarter of this year.

This quarter, we benefited from lower financing expenses as the Consumer Price Index (CPI) remained unchanged. However, in the next quarter, should the market expectations of higher inflation be realized, we anticipate a substantial increase in our financing expenses, which will have a material impact on our net income for the second quarter of 2012, compared with the first quarter 2012.

The free cash flow for the first quarter 2012 totaled NIS 144 million, a 64.1% decrease compared with the first quarter of 2011, but an improvement compared with the fourth quarter 2011.  For the first quarter of 2012, the Company will distribute a dividend of approximately NIS 130 million, representing approximately 75% of the first quarter net income to our shareholders."

Main Consolidated Financial Results (financial data for Q1/2012 only, includes Netvision's results):

	Q1/2012	Q1/2011	% Change	Q1/2012	Q1/2011
	million NIS			million US$ (convenience translation)
Total revenues	1,585	1,587	(0.1%)	426.6	427.2
Operating Income	275	471	(41.6%)	74.0	126.8
Net Income	173	306	(43.5%)	46.6	82.4
Free cash flow	144	401	(64.1%)	38.8	107.9
EBITDA	475	639	(25.7%)	127.9	172.0
EBITDA, as percent of total revenues	30.0%	40.3%	(25.6%)

Main Financial Data by Companies:

	Cellcom Israel without Netvision			Netvision	Consolidation adjustments (*)	Consolidated results
	Q1/2012	Q1/2011	Change (%)	Q1/2012		Q1/2012
Total revenues	1,327	1,587	(16.4%)	275	(17)	1,585
Total service revenues (including revenues from content and value added services)	945	1,205	(21.6%)	258	(17)	1,186
Revenues from content and value added services	316	285	10.9%	-	-	316
Equipment revenues	382	382	-	17	-	399
Operating Income	263	471	(44.2%)	37	(25)	275
EBITDA	410	639	(35.8%)	65	-	475
EBITDA, as percent of total revenues	30.9%	40.3%	(23.3%)	23.6%	-	30.0%
(*)	Include inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	Q1/2012	Q1/2011	Change (%)
Cellular subscribers at the end of period (in thousands)	3,362	3,395	(0.9%)
Churn Rate for cellular subscribers (in %)	6.3%	7.1%	(11.3%)
Monthly cellular ARPU (in NIS)	90.5	115.2	(21.4%)
Average Monthly cellular MOU (in minutes)	365	334	9.3%

Financial Review (financial data for Q1/2012 only in this section, includes Netvision's data)

Revenues for the first quarter of 2012 totaled NIS 1,585 million ($427 million), a slight decrease compared to NIS 1,587 million ($427 million) in the first quarter last year. The decrease in revenues is attributed to a 1.6% decrease in service revenues, which totaled NIS 1,186 million ($319 million) in the first quarter 2012 as compared to NIS 1,205 million ($324 million) in the first quarter last year. The majority of this decrease was offset by a 4.5% increase in equipment revenues, which totaled NIS 399 million ($107 million) in the first quarter 2012 as compared to NIS 382 million ($103 million) in the first quarter last year. Netvision's contribution to total revenues for the first quarter of 2012 totaled NIS 258 million ($69 million) excluding inter-company revenues. Excluding Netvision's contribution, total revenues decreased by 16.4% compared with the first quarter last year.

The decrease in service revenues resulted mainly from the ongoing price erosion, due to the increased competition in the market. The decrease was partially offset by an increase of 10.9% in content and value added services (including SMS) revenues in the first quarter 2012, compared to the first quarter last year. Revenues from content and value added services for the first quarter 2012 totaled NIS 316 million ($85 million), or 33.4% of service revenues (excluding Netvision's service revenues). After elimination of Netvision's contribution to service revenues for the first quarter of 2012 in the amount of NIS 241 million ($65 million) (excluding inter-company revenues), service revenues decreased by 21.6%.

Equipment revenues increased by 4.5%, from NIS 382 million ($103 million) in the first quarter last year, to NIS 399 million ($107 million) in the first quarter 2012. Netvision's contribution to those revenues for the first quarter of 2012 totaled NIS 17 million ($5 million). After elimination of Netvision's contribution to equipment revenues for the first quarter of 2012, equipment revenues were similar to those for the first quarter last year.

Cost of revenues for the first quarter of 2012 increased by 19.9% totaling NIS 899 million ($242 million). Netvision's contribution to cost of revenues for the first quarter of 2012 totaled NIS 188 million ($51 million) (after elimination of inter-company expenses of NIS 17 million ($5 million)). After elimination of Netvision's contribution, cost of revenues decreased by 5.2% and totaled NIS 711 million ($191 million) in the first quarter of 2012, compared to NIS 750 million ($202 million) in the first quarter last year. This decline in cost of revenues after elimination of Netvision's contribution primarily resulted from a decrease in cost of content services and in cost of cellular handsets repair services due to efficiency measures implemented in these areas. The decrease in cost of revenues also resulted from a decrease in amortization expenses, attributable mainly to a decrease in amortization expenses associated with capitalized handsets subsidies.

Gross profit for the first quarter of 2012 decreased 18% to NIS 686 million ($185 million), compared to NIS 837 million ($225 million) in the first quarter of 2011. Gross profit margin for the first quarter 2012 decreased to 43.3% from 52.7% in the first quarter last year.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the first quarter of 2012 increased by 11.5% to NIS 408 million ($110 million), compared to NIS 366 million ($99 million) in the first quarter of 2011. SG&A Expenses for the first quarter of 2012 excluding Netvision's contribution decreased by 3.8%. The decrease in SG&A Expenses after elimination of Netvision's contribution mainly resulted from a decrease in amortization expenses related to capitalized sales commissions. Netvision's contribution to SG&A Expenses for the first quarter of 2012 amounted to NIS 57 million ($15 million), including amortization expenses of intangible assets, attributable to the merger, in the amount of NIS 25 million ($7 million).

Operating income for the first quarter of 2012 totaled NIS 275 million ($74 million), compared to NIS 471 million ($127 million) in the first quarter last year, a 41.6% decrease.

EBITDA for the first quarter of 2012 decreased 25.7% to NIS 475 million ($128 million) representing 30.0% of total revenues, compared to NIS 639 million ($172 million) represented 40.3% of total revenues in the first quarter 2011. Netvision's contribution to EBITDA for the first quarter 2012 totaled NIS 65 million ($18 million). EBITDA as a percent of total revenues for the first quarter of 2012 after elimination of Netvision's contribution to EBITDA and total revenues totaled 30.9%.

Financing expenses, net for the first quarter of 2012 totaled NIS 36 million ($10 million), compared to NIS 67 million ($18 million) in the first quarter last year. This decrease was primarily due to a decrease in Consumer Price Index (CPI) linkage expenses, associated with the Company's debentures, since the CPI did not change in the first quarter this year while it increased by 0.9% in first quarter last year. The decrease in financing expenses, net, also resulted from an increase in interest income, associated with handsets sales. These effects were partially offset by an increase in interest expenses, associated with the Company's debentures, in the first quarter of 2012, compared to the first quarter of 2011, due to the higher debt level following the issuance of additional debentures.

Net Income for the first quarter of 2012 totaled NIS 173 million ($47 million), compared to NIS 306 million ($82 million) in the first quarter last year, a 43.5% decrease. This decrease mainly resulted from the decrease in service revenues.

Basic earnings per share for the first quarter of 2012 totaled NIS 1.74 ($0.47), compared to NIS 3.09 ($0.83) in the first quarter 2011.

Operating Review (data refers to cellular subscribers only)

New Cellular Subscribers – at the end of March 2012 the Company had approximately 3.362 million cellular subscribers. During the first quarter of 2012 the Company recruited approximately 13,000 net subscribers (all of them post-paid subscribers).

In the first quarter of 2012, the Company added approximately 57,000 net new 3G cellular subscribers to its 3G subscriber base, reaching approximately 1.388 million 3G subscribers at the end of March 2012, representing 41.3% of the Company’s total cellular subscriber base, an increase from the 35% 3G subscribers represented of total subscribers at the end of March 2011.

The Churn Rate of cellular subscribers in the first quarter 2012 was 6.3%, compared to 7.1% in the first quarter last year. The churn rate for both quarters was impacted, among others, by the churn of pre-paid subscribers, characterized by lower contribution, and subscribers with collection problems.

Average monthly cellular Minutes of Use per subscriber ("MOU") in the first quarter 2012 totaled 365 minutes, compared to 334 minutes in the first quarter 2011, an increase of 9.3%.

The monthly cellular Average Revenue per User (ARPU) for the first quarter of 2012 decreased 21.4% and totaled NIS 90.5 ($24.4), compared to NIS 115.2 ($31.0) in the first quarter last year. The decrease is attributed to the ongoing airtime price erosion.

Financing and Investment Review (financial data for q1/2012 only, includes netvision's data)

Cash Flow

Free cash flow for the first quarter of 2012 totaled NIS 144 million ($39 million), compared to NIS 401 million ($108 million) generated in the first quarter 2011.  Cash flows from operating activities for the first quarter this year decreased, compared with the first quarter last year, mainly as a result of the decrease in service revenues, due to the intensified competition. Net cash used in investing activities for the first quarter of 2012 (excluding changes in short-term investment in deposits and tradable debentures) increased, compared with the first quarter last year, mainly due to an increased investment in the upgrade of the Company's UMTS and transmission networks during the first quarter of 2012.

Total Equity

Total Equity as of March 31, 2012 amounted to NIS 282 million ($76 million), primarily consisting of accumulated undistributed retained earnings.

Capital expenditure

The Company's accrual capital expenditure for the first quarter 2012, totaled NIS 188 million ($51 million) (including, among others, rights of use of communication lines, information systems and software), compared to NIS 73 million ($20 million) in the first quarter 2011. The increase primarily resulted from an increased investment in the upgrade of the Company's UMTS and transmission networks during the first quarter of 2012 compared with the first quarter last year. Furthermore, the consolidated capital expenditure for the first quarter of 2012 includes Netvision's capital expenditure, while it was not consolidated in the first quarter last year.

Dividend

On May 14, 2012, the Company's board of directors declared a cash dividend in the amount of NIS 1.31 per share, and in the aggregate amount of approximately NIS 130 million (the equivalent of approximately $0.34 per share and approximately $34 million in the aggregate, based on the representative rate of exchange on May 10, 2012; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on July 24, 2012), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on July 11, 2012. The payment date will be July 26, 2012. According to the Israeli tax law, the Company will deduct at source 25% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the first quarter of 2012 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2011 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

In making the decision of dividend distribution, the Company's board of directors considered and determined the following: (1) the distribution complies with the Profit Test given that the Company's cumulative retained earnings, as such term is defined in the applicable Israeli law, as of March 31, 2012 (NIS 277 million) exceeds the amount of dividend declared (and after the reduction of the dividend declared will total approximately NIS 147 million); (2) the distribution complies with the Solvency Test after considering the Company's financial condition, including the Company's free cash flow, the Company's financial debt balance, the Company's net debt, including the Company's investment portfolio, the Company's forecasted cash flows for the years 2012-2014 and the Company's ability to raise additional debt; (3) the distribution complies with the license limitation and the Company's covenants in certain of its debentures related to dividend distribution; (4) the distribution of the dividend shall not materially adversely effect the Company's financial condition, including the Company's capital structure, leverage level, liquidity, the fulfillment of the Company's covenants and undertakings and the Company's ability to continue the Company's operation as conducted prior to the dividend declaration, including the Company's ability to fulfill our investments plans. In making the aforementioned determinations, which involve forecasts, the board assumed (a)

the Company will continue to be leveraged at a rate complying with the Company's covenants and undertakings; and (b) market and regulation conditions will not change drastically.

Debentures

For information regarding the Company's summary of financial undertakings and details regarding the Company's outstanding debentures as of March 31, 2012, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the first quarter of 2012 and subsequent to the end of the reporting period

Regulation

Annulment of Early Termination Fees - In March 2012, the previously reported bill proposing to completely annul Early Termination Fees in relation to new cellular customers with less than a certain number of phone lines, was enacted by the Israeli parliament and will apply retroactively as of November 2011. In addition, this law also prohibits cellular operators to make any linkage between a cellular services transaction and a handset purchase transaction, including by way of offering airtime rebates or refunds for handsets, as of January 1, 2013.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2011, under  “Item 3. Key Information – D. Risk Factors – Risks related to our business – We operate in a heavily regulated industry, which can harm our results of operations" as well as under "Item 4. Information on the Company – Competition" and "- Government Regulation – Tariff Supervision".

Additional Cellular Operators -  In May 2012, Golan Telecom Ltd., a new UMTS operator, and Mirs Communications Ltd., announced the launch of their UMTS services. Additionally, Home Cellular Ltd. and Alon Cellular Ltd., both mobile virtual operators, commenced operations during April and May 2012, respectively.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2011, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We operate in a heavily regulated industry, which can harm our results of operations" and " - We face intense competition in all aspects of our business” as well as under “Item 4. Information on the Company – B. Business Overview – The Telecommunications Industry in Israel – Cellular services”; "Competition" and “Government Regulations – Mobile Virtual Network Operator” and “-Additional UMTS Operators”.

Wholesale market in the wireline communications market - In May 2012, the Israeli Minister of Communications published a policy document in relation to the wholesale market in the wireline communications market in Israel. The document adopts the main recommendations of the public committee appointed by the Ministry of Communications to examine Bezeq's tariffs structure and tariffs for wireline wholesale services. The policy includes mainly the following:

(1) The wholesale market's tariffs and terms of agreement shall be agreed through negotiations between the owners of the wireline infrastructure (Bezeq and Hot) and the other operators. An infrastructure owner that reaches an agreement with such other operator, shall be obligated to offer the same terms, without discrimination, to all operators, including its affiliates. The Ministry of Communications shall intervene in the negotiations or in the terms of the agreement between the parties in case an agreement has not been reached within six months from the date of the policy document or in case the agreement between the parties includes terms that may harm the competition or the public. In addition, the Minister may intervene in a retail tariff that was set by the owner of wireline infrastructure or its affiliate that harms the competition, through changing of the wholesale tariff.

(2) The structural separation between an owner of wireline infrastructure and its international landline operator and internet service provider affiliates shall be annulled within nine months from the date of execution of an agreement between such owner of wireline infrastructure and other operator and shall be replaced by an accounting separation. The Minister shall consider providing leniencies in relation to or annulment of the structural separation between an owner of wireline infrastructure and its cellular operator affiliate according to the pace of development of a wholesale market and the state of competition in the market. In case an effective wholesale market does not develop within twenty four months from the date of the policy document, the Ministry of Communications shall act to impose a structural separation in the owners of the wireline infrastructure between the infrastructure and the services provided through this infrastructure.

(3) The Minister of Communications shall consider to annul the structural separation in relation to television broadcasting services if there is a reasonable possibility to provide a basic package of television services through the internet. The Minister of Communications shall consider imposing a requirement to provide television broadcasting services for the same price within a package of telecommunications services and separately.

In relation to the supervision of Bezeq's tariffs the policy is similar to the previously reported final recommendations of the committee.

For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2011 under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We face intense competition in all aspects of our business”, and "- Risks related to our wholly owned subsidiary Netvision – changes in the regulatory environment could adversely affect Netvision's business", as well as under “Item 4. Information on the Company - Competition” and under "NETVISION – ISP Business – Competition" and " NETVISION – Telephony Business – Competition".

End User Equipment Agreement

In March 2012, the Company entered an agreement with Apple Sales International, for the purchase and distribution of  iPad products in Israel. Under the terms of the agreement, the Company has committed to purchase a minimum quantity of iPad products over a period of three years, which is expected to represent a significant portion of the Company's expected tablets purchase amount over that period. The total amount of the purchases will depend on the iPad products purchase price at the time of purchase.

Shelf Prospectus and Debt Raising

In March 2012, the Company published an amendment to its July 2011 shelf prospectus and indenture filed within such shelf prospectus, after having received the Israeli Securities Authority and the Tel Aviv Stock Exchange approvals. The amendment to the shelf prospectus included also an undertaking of the Company to comply with certain reporting obligations under the Israeli securities law in relation to information to be provided to debenture holders (which have not previously applied to the Company pursuant to Israeli law as it is a dual company traded both in Israel and in the US).

In March 2012, the Company issued new series F debentures in a principal amount of NIS 714,802,000 at an interest rate of 4.35% per annum, linked to the Israeli Consumer Price Index, or CPI. The series was sold at par value (NIS 1,000 per unit).

The Company also issued new series G debentures in a principal amount of NIS 285,198,000, at an interest rate of 6.74% per annum, without linkage. The series was sold at par value (NIS 1,000 per unit).

The debentures (rated ilAA/Negetive) were issued in a public offering in Israel based on the Company's Israeli amended shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange.

The total net consideration received by the Company is approximately NIS 991.6 million.

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include financing its operating and investment activity, refinancing of outstanding debt under its debentures, and continued dividend distributions as customary in the Company, subject to certain restrictions that apply to dividend distributions made by the Company and to the decisions of the Company’s board of directors from time to time.

The offering described in this press release, was made in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

For additional details of the Company's Israeli shelf prospectus, public debentures and debt raising see the Company's annual report for the year ended December 31, 2011 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt

Service – Shelf prospectus" and " – Public Debentures", the Company's current reports on Form 6-K filed on March 8, 2012, March 13, 2012, March 19, 2012 and March 20, 2012; for details of the Company's dividend policy see the Company's annual report for the year ended December 31, 2011 on Form 20-F under “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Changes in Management - Vice President of Engineering and Network Operation

In April 2012, the Company received Mr. Issaiah Rozenberg's request to resign from office as the Company's VP of Engineering and Network Operation, effective August 2012.

2006 Share Incentive Plan

In May 2012, our board of directors resolved to enlarge the pool of options or restricted stock units, or RSUs, of the Company's 2006 Share Incentive Plan, or the Plan, by 1 million options or RSUs and to grant 1,550,000 options to certain non director officers and senior employees, out of which 275,000 options to the Company's CEO, at an exercise price of US$ 11.77 per share. The options granted will be vested in 2 equal installments on each of the first and second anniversary of the date of the grant. The options of the first installment may be exercised within 24 months from their vesting and the second installment may be exercised with 18 month from their vesting.

For additional details see the Company's annual report for the year ended December 31, 2011 on Form 20-F, under “Item 6 – Directors, Senior Management and Employees – Share Ownership – 2006 Share Incentive Plan".

Conference Call Details

The Company will be hosting a conference call on Tuesday, May 15, 2012 at 10:00 am ET, 7:00 am PST, 15:00 UK time, 17:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553	UK Dial-in Number: 0 800 917 9141

Israel Dial-in Number: 03 918 0610	International Dial-in Number: +972 3 918 0610

at: 10:00 am ET; 7:00 am PST; 15:00 UK time; 17:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.362 million subscribers (as at March 31, 2012) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. its whose wholly owned subsidiary, 013 Netvision Ltd., is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, through its wholly owned subsidiaries, also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2011.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) exchange rate of NIS 3.715 = US$ 1 as published by the Bank of Israel on March 31, 2012.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization; share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits or proceeds from sales of such debentures and deposits. See the reconciliation note at the end of this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into
			U.S. dollar
	March 31,	March 31,	March 31,	December 31,
	2011	2012	2012	2011
	NIS millions	NIS millions	US$ millions	NIS millions
Assets
Cash and cash equivalents	1,644	588	158	920
Current investments, including derivatives	400	902	243	290
Trade receivables	1,495	1,868	503	1,859
Other receivables	65	110	29	93
Inventory	123	163	44	170

Total current assets	3,727	3,631	977	3,332

Trade and other receivables	710	1,419	382	1,337
Property, plant and equipment, net	2,017	2,155	580	2,168
Intangible assets, net	704	1,643	442	1,680
Deferred tax assets	-	37	10	40

Total non-current assets	3,431	5,254	1,414	5,225

Total assets	7,158	8,885	2,391	8,557

Liabilities
Short-term credit and current maturities of long-term loans and debentures	590	752	202	674
Trade payables and accrued expenses	790	930	250	1,026
Current tax liabilities	89	84	23	69
Provisions	87	149	40	148
Other payables, including derivatives	339	471	127	547
Dividend declared	303	72	19	189

Total current liabilities	2,198	2,458	661	2,653

Long-term loans from banks	-	19	5	19
Debentures	4,536	5,879	1,583	5,452
Provisions	16	21	6	21
Other long-term liabilities	2	46	12	41
Liability for employee rights upon retirement, net	-	15	4	10
Deferred tax liabilities	62	165	44	174

Total non- current liabilities	4,616	6,145	1,654	5,717

Total liabilities	6,814	8,603	2,315	8,370

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(21)	-	-	7
Retained earnings	364	277	75	175

Non-controlling interest	-	4	1	4

Total equity	344	282	76	187

Total liabilities and shareholders’ equity	7,158	8,885	2,391	8,557

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

	Three-month period ended March 31,			Year ended December 31,
			Convenience translation into U.S. dollar
	2011	2012	2012	2011
	NIS millions	NIS millions	US$ millions	NIS millions

Revenues	1,587	1,585	427	6,506

Cost of revenues	(750)	(899)	(242)	(3,408)

Gross profit	837	686	185	3,098

Selling and marketing expenses	(209)	(236)	(64)	(990)

General and administrative expenses	(157)	(172)	(46)	(685)

Other expenses, net	-	(3)	(1)	(1)

Operating income	471	275	74	1,422

Financing income	19	45	12	116

Financing expenses	(86)	(81)	(22)	(409)

Financing expenses, net	(67)	(36)	(10)	(293)

Profit before taxes on income	404	239	64	1,129

Taxes on income	(98)	(66)	(17)	(304)

Profit for the period	306	173	47	825

Profit for the period attributable to:
Owners of the Company	306	173	47	824
Non-controlling interests	-	-	-	1
Profit for the period	306	173	47	825

Earnings per share

Basic earnings per share (in NIS )	3.09	1.74	0.47	8.28

Diluted earnings per share( in NIS )	3.09	1.74	0.47	8.28

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

	Three-month period ended March 31,			Year ended December 31,
			Convenience translation into U.S. dollar
	2011	2012	2012	2011
	NIS millions	NIS millions	US$ millions	NIS millions
Cash flows from operating activities:
Profit for the period	306	173	47	825
Adjustments for:
Depreciation and amortization	168	196	53	738
Share based payments	-	1	-	6
Loss on sale of property, plant, and equipment	-	1	-	-
Income tax expense	98	66	18	304
Financing expenses, net	67	36	10	293
Other expenses	-	1	-	2
Changes in operating assets and liabilities:
Changes in inventory	(19)	7	2	(67)
Changes in trade receivables (including long-term amounts)	(117)	(58)	(16)	(585)
Changes in other receivables (including long-term amounts)	(4)	(18)	(5)	61
Changes in trade payables, accrued expenses and provisions	122	(69)	(19)	146
Changes in other liabilities (including long-term amounts)	18	19	5	(52)
Proceeds from (payments for) derivative hedging contracts, net	(3)	3	1	(14)
Income tax paid	(120)	(55)	(15)	(325)
Net cash from operating activities	516	303	81	1,332

Cash flows from investing activities
Acquisition of property, plant, and equipment	(82)	(135)	(37)	(333)
Acquisition of intangible assets	(34)	(27)	(7)	(99)
Acquisition of subsidiary, net of cash acquired	-	-	-	(1,458)
Change in current investments, net	2	(621)	(167)	197
Proceeds from (payments for) other derivative contracts, net	(3)	2	1	1
Proceeds from sale of property, plant and equipment	1	-	-	3
Interest received	3	2	1	33
Loan to equity accounted investee	-	(1)	-	-
Net cash used in investing activities	(113)	(780)	(209)	(1,656)

Cash flows from financing activities
Proceeds from derivative contracts, net	4	(1)	-	11
Repayment of long-term loans from banks	-	-	-	(4)
Repayments of debentures	(175)	(479)	(129)	(354)
Proceeds from issuance of debentures, net of issuance costs	1,033	992	267	2,165
Dividend paid	(31)	(189)	(51)	(858)
Interest paid	(123)	(181)	(49)	(245)
Net cash from financing activities	708	142	38	715

Cash balance presented under assets held for sale	-	3	1	(4)

Changes in cash and cash equivalents	1,111	(332)	(89)	387
Cash and cash equivalents as at the beginning of the period	533	920	247	533
Cash and cash equivalents as at the end of the period	1,644	588	158	920

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended March 31,			Year ended December 31,
	2011 NIS millions	2012 NIS millions	Convenience translation into US dollar 2012 US$ millions	2011 NIS millions
Profit for the period	306	173	47	825
Taxes on income	98	66	17	304
Financing income	(19)	(45)	(12)	(116)
Financing expenses	86	81	22	409
Other expenses (income)	-	3	1	1
Depreciation and amortization	168	196	53	738
Share based payments	-	1	-	6
EBITDA	639	475	128	2,167

Free Cash Flow

The following table shows the calculation of free cash flow:

	Three-month period ended March 31,			Year ended December 31,
	2011 NIS millions	2012 NIS millions	Convenience translation into US dollar 2012 US$ millions	2011 NIS millions
Cash flows from operating activities	516	303	81	1,332
Cash flows from investing activities	(113)	(780)	(209)	(*) (198)
Short-term Investment in (sale of) tradable debentures and deposits	(2)	621	167	(197)
Free cash flow	401	144	39	937

(*)	After elimination of the net cash flows used for the acquisition of Netvision in the amount of NIS 1,458 million (net of cash acquired in the amount of NIS 120 million).

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2012

Aggregation of the information regarding the debenture series issued by the company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.03.2012					As of 07.05.2012		Interest Rate(fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books(2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
A(4)	22/12/05 10/01/06* 31/05/06*	1,065	118.333	138.031	1.631	139.661	140.782	118.333	138.562	5.00%	05.07.08	05.07.12	January 5 And July 5	Linked to CPI	Reznik, Paz, Nevo Trusts Ltd. Accountant Yossi Reznik. 14 Yad Haruzim St., Tel Aviv. Tel: 03-6393311.
B(4) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	925.102	1,079.093	13.439	1,092.531	1,151.659	925.102	1,083.243	5.30%	05.01.13	05.01.17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
C	07/10/07 03/02/08*	326	72.444	82.448	0.309	82.758	84.774	72.444	82.766	4.60%	01.03.09	01.03.13	March 1 and September 1	Linked to CPI	Reznik, Paz, Nevo Trusts Ltd. Accountant Yossi Reznik. 14 Yad Haruzim St., Tel Aviv. Tel: 03-6393311.
D **	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	2,423.075	2,757.682	107.147	2,864.829	3,037.325	2,423.075	2,768.288	5.19%	01.07.13	01.07.17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E **	06/04/09 30/03/11* 18/08/11*	1,798.962	1,499.135	1,499.135	21.820	1,520.955	1,581.588	1,499.135	1,499.135	6.25%	05.01.12	05.01.17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4) (5) **	20/03/12	714,802	714.802	714.802	0.937	715.739	716.232	714.802	717.551	4.35%	05.01.17	05.01.20	January 5 And July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4) (5)	20/03/12	285,198	285.198	285.198	0.597	285.777	287.508	285.198	285.198	6.74%	05.01.17	05.01.19	January 5 And July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
Total		7,538.139	6,038.089	6,556.389	145.88	6,702.251	6,999.869	6038.090	6574.743
Comments:
(1) In the reported period, the company fulfilled all terms of the debentures. The company also fulfilled all terms of the Indentures. Debentures F and G financial covenants  - as of March 31, 2012  the net leverage (net debt to EBITDA ratio- see definition in the Company's annual report for the year ended December 31, 2011 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Shelf prospectus") was 2.55. (2) Including interest accumulated in books. (3) Annual payments, excluding series A, C, F and G debentures in which  the payments are semi annual. (4) Regarding Debenture series A, B, F and G- the company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding Debenture series F and G - the company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2011 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service – Shelf prospectus").
(*) On these dates the additional debentures of the series were issued, the information in the table refers to the full series.
(**) Series B, D, E and F are material, which represent 5% or more of the total liabilities of the Company, as presented in the separate financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2012 (Cont.)

Debentures Rating  Details*

Series	Rating Company	Rating as of 31.3.2012 (1)	Rating as of 07.05.2012	Rating assigned upon issuance of the Series	Recent date of rating as of 07.05.2012	Additional ratings between original issuance and the recent date of rating as of 07.05.2012 (2)	Rating
Date
A	S&P Maalot	AA	AA	AA-	03/2012	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012	AA-, AA (2)
B	S&P Maalot	AA	AA	AA-	03/2012	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012	AA-, AA (2)
C	S&P Maalot	AA	AA	AA-	03/2012	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012	AA-, AA (2)
D	S&P Maalot	AA	AA	AA-	03/2012	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012	AA-, AA (2)
E	S&P Maalot	AA	AA	AA	03/2012	9/2010, 8/2011, 1/2012, 3/2012	AA (2)
F	S&P Maalot	AA	AA	AA	03/2012		AA (2)
G	S&P Maalot	AA	AA	AA	03/2012		AA (2)

(1)	In August 2011, S&P Maalot reaffirmed the AA rating but changed the outlook of rating from Stable to Negative.

(2)
In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company  is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). For details regarding the rating of the debentures see the Company's current report dated August 8, 2011.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension,  revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2012

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company,  based on the Company's "Solo" financial statements (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	412,010	293,272	-	-	-	326,488
Second year	730,129	293,272	-	-	-	301,142
Third year	730,129	293,272	-	-	-	244,694
Fourth year	730,129	293,272	-	-	-	188,246
More than five years	1,940,996	564,227	-	-	-	232,956
One time liability	-	-	-	-	-	-
Total	4,543,393	1,737,317	-	-	-	1,293,526

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial statements (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company's "Solo" financial statements (in thousand NIS) - None
d.	Credit from banks abroad based on the Company's "Solo" financial statements (in thousand NIS) - None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial statements (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	412,010	293,272	-	-	-	326,488
Second year	730,129	293,272	-	-	-	301,142
Third year	730,129	293,272	-	-	-	244,694
Fourth year	730,129	293,272	-	-	-	188,246
More than five years	1,940,996	564,227	-	-	-	232,956
One time liability	-	-	-	-	-	-
Total	4,543,393	1,737,317	-	-	-	1,293,526

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial statements - None
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2012 (cont.)

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	15,221	-	-	-	1,607
Second year	-	8,791	-	-	-	846
Third year	-	5,041	-	-	-	453
Fourth year	-	5,041	-	-	-	150
More than five years	-	5	-	-	-	-
One time liability	-	-	-	-	-	-
Total	-	34,099	-	-	-	3,055

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	12	-	-	-	4
Second year	-	12	-	-	-	3
Third year	-	12	-	-	-	2
Fourth year	-	12	-	-	-	1
More than five years	-	12	-	-	-	1
One time liability	-	-	-	-	-	-
Total	-	58	-	-	-	11

j.
Total balances of credit granted to the Company by companied held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	24,288	6,543	-	-	-	13,930
Second year	37,226	6,543	-	-	-	13,005
Third year	37,226	6,543	-	-	-	10,652
Fourth year	37,226	6,543	-	-	-	8,298
More than five years	92,698	20,786	-	-	-	10,663
One time liability	-	-	-	-	-	-
Total	228,663	46,959	-	-	-	56,548

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2012 (cont.)

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS)

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	-	-	-	-	-
Second year	-	80,000	-	-	-	7,663
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
More than five years	-	-	-	-	-	-
One time liability	-	-	-	-	-	-
Total	-	80,000	-	-	-	7,663

Exhibit 2

Cellcom Israel Ltd. and Subsidiaries Financial Statements As at March 31, 2012 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at March 31, 2012

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience translation
			into US dollar
			(Note 2D)
	March 31,	March 31,	March 31,	December 31,
	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	1,644	588	158	920
Current investments, including derivatives	400	902	243	290
Trade receivables	1,495	1,868	503	1,859
Other receivables	65	110	29	93
Inventory	123	163	44	170

Total current assets	3,727	3,631	977	3,332

Trade and other receivables	710	1,419	382	1,337
Property, plant and equipment, net	2,017	2,155	580	2,168
Intangible assets, net	704	1,643	442	1,680
Deferred tax assets	-	37	10	40

Total non- current assets	3,431	5,254	1,414	5,225

Total assets	7,158	8,885	2,391	8,557

Liabilities
Short term credit and current maturities of long term loans and debentures	590	752	202	674
Trade payables and accrued expenses	790	930	250	1,026
Current tax liabilities	89	84	23	69
Provisions	87	149	40	148
Other payables, including derivatives	339	471	127	547
Dividend declared	303	72	19	189

Total current liabilities	2,198	2,458	661	2,653

Long-term loans from banks	-	19	5	19
Debentures	4,536	5,879	1,583	5,452
Provisions	16	21	6	21
Other long-term liabilities	2	46	12	41
Liability for employee rights upon retirement, net	-	15	4	10
Deferred tax liabilities	62	165	44	174

Total non- current liabilities	4,616	6,145	1,654	5,717

Total liabilities	6,814	8,603	2,315	8,370

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(21)	-	-	7
Retained earnings	364	277	75	175

Non-controlling interest	-	4	1	4

Total equity	344	282	76	187

Total liabilities and equity	7,158	8,885	2,391	8,557

Date of approval of the condensed consolidated financial statements: May 14, 2012.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Revenues	1,587	1,585	427	6,506
Cost of revenues	(750)	(899)	(242)	(3,408)

Gross profit	837	686	185	3,098

Selling and marketing expenses	(209)	(236)	(64)	(990)
General and administrative expenses	(157)	(172)	(46)	(685)
Other expenses, net	-	(3)	(1)	(1)

Operating profit	471	275	74	1,422

Financing income	19	45	12	116
Financing expenses	(86)	(81)	(22)	(409)
Financing expenses, net	(67)	(36)	(10)	(293)

Profit before taxes on income	404	239	64	1,129

Taxes on income	(98)	(66)	(17)	(304)
Profit for the period	306	173	47	825
Attributable to:
Owners of the Company	306	173	47	824
Non-controlling interests	-	-	-	1
Profit for the period	306	173	47	825

Earnings per share
Basic earnings per share (in NIS)	3.09	1.74	0.47	8.28

Diluted earnings per share (in NIS)	3.09	1.74	0.47	8.28

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

	Three- month period ended March 31,		Convenience
			translation
			into US dollar
			(Note 2D)
			Three-month period ended March 31,	Year ended December 31,
	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	306	173	47	825
Changes in fair value of cash flow hedges transferred to profit or loss	5	(1)	-	20
Changes in fair value of cash flow hedges	(5)	(8)	(2)	17
Tax benefit (income tax) on other comprehensive income	-	2	-	(9)
Other comprehensive income (loss) for the period, net of income tax	-	(7)	(2)	28
Total comprehensive income for the period	306	166	45	853
Total comprehensive income attributable to:
Owners of the Company	306	166	45	852
Non-controlling interests	-	-	-	1
Total comprehensive income for the period	306	166	45	853

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three-month period ended March 31, 2012 (Unaudited)

Balance as of January 1, 2012 (Audited)	1	7	175	183	4	187	50

Other comprehensive income for the period, net of tax	-	(7)	-	(7)	-	(7)	(2)
Profit for the period	-	-	173	173	-	173	47
Share based payments	-	-	1	1	-	1	-
Dividend declared	-	-	(72)	(72)	-	(72)	(19)
Balance as of March 31, 2012 (Unaudited)	1	-	277	278	4	282	76

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three-month period ended March 31, 2011 (Unaudited)

Balance as of January 1, 2011 (Audited)	1	(21)	361	341	-	341	92

Profit for the period	-	-	306	306	-	306	82
Cash dividend paid	-	-	(303)	(303)	-	(303)	(82)
Balance as of March 31, 2011 (Unaudited)	1	(21)	364	344	-	344	92

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2011 (Audited)

Balance as of January 1, 2011 (Audited)	1	(21)	361	341	-	341	92

Other comprehensive income for the year, net of tax	-	28	-	28	-	28	8
Profit for the year	-	-	824	824	1	825	222
Share based payments	-	-	6	6	-	6	2
Dividend paid in cash	-	-	(827)	(827)	-	(827)	(223)
Dividend declared	-	-	(189)	(189)	(1)	(190)	(51)
Non-controlling interests in respect of business combination	-	-	-	-	4	4	1
Balance as of December 31, 2011 (Audited)	1	7	175	183	4	187	51

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	Three-month period ended March 31,		Convenience
			translation
			into US dollar
			(Note 2D)
			Three-month period ended March 31,	Year ended December 31,
	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	306	173	47	825
Adjustments for:
Depreciation and amortization	168	196	53	738
Share based payment	-	1	-	6
Loss on sale of property, plant and equipment	-	1	-	-
Income tax expense	98	66	18	304
Financing expenses, net	67	36	10	293
Other expenses	-	1	-	2

Changes in operating assets and liabilities:
Change in inventory	(19)	7	2	(67)
Change in trade receivables (including long-term amounts)	(117)	(58)	(16)	(585)
Change in other receivables (including long-term amounts)	(4)	(18)	(5)	61
Changes in trade payables, accrued expenses and provisions	122	(69)	(19)	146
Change in other liabilities (including long-term amounts)	18	19	5	(52)
Proceeds from (payments for) derivative hedging contracts, net	(3)	3	1	(14)
Income tax paid	(120)	(55)	(15)	(325)
Net cash from operating activities	516	303	81	1,332

Cash flows from investing activities
Acquisition of property, plant, and equipment	(82)	(135)	(37)	(333)
Acquisition of intangible assets	(34)	(27)	(7)	(99)
Acquisition of subsidiary, net of cash acquired	-	-	-	(1,458)
Change in current investments, net	2	(621)	(167)	197
Proceeds from (payments for) other derivative contracts, net	(3)	2	1	1
Proceeds from sale of property, plant and equipment	1	-	-	3
Interest received	3	2	1	33
Loan to equity accounted investee	-	(1)	-	-
Net cash used in investing activities	(113)	(780)	(209)	(1,656)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	Three-month period ended March 31,		Convenience
			translation into US dollar
			(Note 2D)
			Three- month period ended March 31,	Year ended December 31,
	2011	2012	2012	2011
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Proceeds from (payments for) derivative contracts, net	4	(1)	-	11
Repayment of long term loans from banks	-	-	-	(4)
Repayment of debentures	(175)	(479)	(129)	(354)
Proceeds from issuance of debentures, net of issuance costs	1,033	992	267	2,165
Dividend paid	(31)	(189)	(51)	(858)
Interest paid	(123)	(181)	(49)	(245)

Net cash from financing activities	708	142	38	715

Cash balance presented under assets held for sale	-	3	1	(4)

Changes in cash and cash equivalents	1,111	(332)	(89)	387

Cash and cash equivalents as at the beginning of the period	533	920	247	533

Cash and cash equivalents as at the end of the period	1,644	588	158	920

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 42140, Israel. The condensed consolidated interim financial statements of the Group as at and for the three months ended March 31, 2012 are comprised of the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet services (ISP) and international calls services. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"). The Company's ultimate parent company is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2011 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 14, 2012.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, inventory is measured at the lower of cost or net realizable value, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

The value of non monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the period ended March 31, 2012, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2012 (NIS 3.715 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Group's annual financial statements as at December 31, 2011.

F.	Exchange rates and Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of March 31, 2012	3.715	217.10
As of March 31, 2011	3.481	213.15
As of December 31, 2011	3.821	216.27

Increase (decrease) during the period:

Three Months ended March 31, 2012	(2.8%)	0.4%
Three Months ended March 31, 2011	(1.9%)	0.7%
Year ended December 31, 2011	7.7%	2.2%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

Implementation of a new standard during the period

From January 1, 2012, the Group early adopts IFRS 9 (2009), Financial Instruments (hereinafter - “the Standard”). The date of initial application is January 1, 2012.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The Standard requires an entity to classify its financial assets as measured at amortised cost or fair value, with the basis of classification for debt instruments being the entity's business model for managing its financial assets and the contractual cash flows of the financial assets. The Standard allows, under certain conditions, to attribute changes in the fair value of the assets to other comprehensive income. These changes in the accounting policy are applied retrospectively for all financial assets which have not been derecognised as of the date of initial application. According to the transitional provisions, the Group has chosen not to restate the comparative data. The application of the Standard had no material impact on the comparative data. The accounting policy in respect of the assets presented in the comparative data is the same as the accounting policy presented in note 3 to the annual financial statements, regarding significant accounting policies.

The policy implemented from January 1, 2012 with regard to financial instruments which have not been derecognised at the date of IFRS 9 (2009) initial application

Initial recognition of financial assets

The Group initially recognizes loans and receivables and deposits on the day that they are created.
Other financial assets acquired in a regular way purchase, including assets which were designated at fair value through profit or loss, are initially recognized on the trade date at which the Group becomes a party to the contractual provisions of the instrument, meaning on the date the Group undertook to purchase or sell the asset. Financial instruments are initially measured at fair value. If the subsequent measurement of the financial asset is not at fair value through profit or loss, than the initial measurement includes transaction costs which can be allocated directly to the purchase or the creation of the asset. After the initial recognition, the Group measures financial assets at fair value or amortized cost, as described below.

The Group's policy regarding financial assets derecognition, is the same as the accounting policy applied in the annual financial statements.

Financial assets measured at amortized cost

Financial asset is measured after initial recognition at amortized cost, using the effective interest rate method and less any impairment loss, if:

•	It is held within a business model whose objective is to hold assets in order to collect contractual cash flows.
•	The contractual terms of the financial asset, give rise, on specified dates, to cash flows that are solely payments of principal and interest; and
•	The Group has not chosen to designate it at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch.

The Group's policy with regard to impairment loss is the same as the accounting policy applied in the annual financial statements for loans and receivables.

Financial assets measured at fair value through profit or loss

All financial assets which are not measured at amortized cost are measured after initial recognition at fair value, and all changes in their fair value are recognized in profit or loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The effect of the initial application of IFRS 9

According to the transitional provisions of IFRS 9 (2009), the classification of financial assets held by the Group at the date of initial application of the Standard was based on the facts and circumstances of the business model according to which the assets were held as of this date. The initial application of IFRS 9 (2009) had no material impact on the classification and values of the financial assets presented in the condensed consolidated interim financial statement as at March 31, 2012.

Note 4 - Operating segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellcom - the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision - the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in the Group's annual financial statements in note 3 regarding significant accounting policies except for the early adoption of IFRS 9 (2009), as described in note 3.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

	Three-month period ended March 31, 2012
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	1,321	264	-	1,585
Inter-segment revenues	6	11	(17)	-

EBITDA*	410	65	-	475

Reconciliation of reportable segment EBITDA to net profit
Depreciation and amortization	(144)	(27)	(25)	(196)
Taxes on income	(62)	(11)	7	(66)
Financing income				45
Financing expenses				(81)
Other expenses				(3)
Share based payments				(1)

Net profit	166	25	(18)	173

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Year ended December 31, 2011
	NIS millions
	(Audited)
	Cellcom	Netvision**	Reconciliation for consolidation	Consolidated

External revenues	6,125	381	-	6,506
Inter-segment revenues	7	19	(26)	-

EBITDA*	2,084	83	-	2,167

Reconciliation of reportable segment EBITDA to net profit
Depreciation and amortization	(652)	(40)	(46)	(738)
Taxes on income	(313)	(2)	11	(304)
Financing income				116
Financing expenses				(409)
Other expenses				(1)
Share based payments				(6)

Net profit	821	39	(35)	825

*
EBITDA as reviewed by the CODM, represents earnings before interest (finance costs, net), taxes, other income (loss), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

**	Netvision segment represents results of operations for the four month period commencing September 1, 2011.

Note 5 - Loans and borrowings

Debentures

In March 2012, the Company issued Series F debentures to the public in Israel in the aggregate principal amount of NIS 715 million in exchange for net consideration of NIS 709 million. The debentures are payable in four annual installments: one payment of 10% of the principal on January 5, 2017, and three equal annual installments of 30% of the principal, on January 5 of each of the years 2018 through and including 2020. The debentures bear annual interest of 4.35%. The interest is to be paid in 16 semi-annual installments on January 5 and on July 5, of each calendar year commencing July 5, 2012 through and including January 5, 2020. The debentures (principal amount and interest) are linked to the CPI which was published on March 15, 2012, for February 2012.

In March 2012, the Company issued Series G debentures to the public in Israel in the aggregate principal amount of NIS 285 million in exchange for net consideration of NIS 283 million.

The debentures are payable in three annual installments: one payment of 20% of the principal on

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Loans and borrowings (cont'd)

January 5, 2017, second payment of 50% of the principal on January 5, 2018 and third and last payment of 30% of the principal on January 5, 2019. The debentures bear annual interest of 6.74%. The interest is to be paid in 14 semi-annual installments on January 5 and on July 5 of each calendar year commencing July 5, 2012 through and including January 5, 2019. The debentures (principal amount and interest) are without any linkage.

In March 2012, the Company published an amendment to its July 2011 shelf prospectus and indenture filed within such shelf prospectus, after having received the Israeli Securities Authority and the Tel Aviv Stock Exchange approvals.

The debentures were offered and sold pursuant to a supplemental shelf offering report which was filed by the Company in March 2012 with the Israeli Securities Authority and the Tel Aviv Stock Exchange and were listed for trading on the Tel Aviv Stock Exchange. The offering was made pursuant to the Company's amended shelf prospectus.

In connection with the issuance of the above mentioned debentures, the Company has undertaken to comply with certain financial and other covenants. Inter alia:

•	a Net Leverage* exceeding 5, or exceeding 4.5 during four consecutive quarters, shall constitute an event of default;

•
not to distribute more than 95% of the profits available for distribution according to the Israeli Companies law (“Profits”); provided that if the Net Leverage* exceeds 3.5, the Company will not distribute more than 85% of its Profits and if the Net Leverage* exceeds 4, the Company will not distribute more than 70% of its Profits. Failure to comply with this covenant shall constitute an event of default;

•	cross default, excluding following an immediate repayment initiated in relation to a liability of NIS 150 million or less, shall constitute an event of default;

•	Negative pledge, subject to certain exceptions. Failure to comply with this covenant shall constitute an event of default.

•
an obligation to pay additional interest of 0.25% for two-notch downgrade in the debentures' rating in comparison to the rating given to the debentures prior to their issuance and an obligation to pay additional interest of 0.25% for any additional one-notch downgrade up to a maximum addition of 1%, or in case the debentures cease to be rated for a period of over sixty days.

As at the reporting date the Company is in compliance with the required covenants.

*Net Leverage - the ratio of Net Debt to EBITDA, excluding onetime influences.

Net Debt - credit and loans from banks and others and debentures, net of cash and cash equivalents and current investments in tradable securities.

EBITDA - in relation to the twelve month period preceding the Group's most updated consolidated financial statements - profit before depreciation and amortization, other expenses/ income, net,  financing expenses/ income, net and taxes on income.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Shareholders' Equity

On January 19, 2012, the Company paid to the shareholders of the Company a cash dividend in the amount of NIS 1.90 per share, totaling approximately NIS 189 million.

On March 6, 2012, the Company’s Board of Directors declared a dividend in the amount of NIS 0.72 per share, totaling approximately NIS 72 million, to be paid on May 17, 2012, to the shareholders of the Company of record at the end of the trading day in the NYSE on May 2, 2012.

On May 14, 2012, subsequent to the reporting period, the Company’s Board of Directors declared a dividend in the amount of NIS 1.31 per share, totaling approximately NIS 130 million, to be paid on July 26, 2012, to the shareholders of the Company of record at the end of the trading day in the NYSE on July 11, 2012.

Note 7 - Commitments

In March 2012, the Company entered an agreement with Apple Sales International, for the purchase and distribution of iPad products in Israel. Under the terms of the agreement, the Company has committed to purchase a minimum quantity of iPad products over a period of three years, which is expected to represent a significant portion of the Company's expected tablets purchase amount over that period. The total amount of the purchases will depend on the iPad products purchase price at the time of purchase.

Note 8 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements in respect of all lawsuits against the Group amounts to NIS 63 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the Group's annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, four purported class actions for a total sum of approximately NIS 2,931 million (three of which for the total sum of approximately NIS 2,761 million were included in

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Contingent Liabilities (cont'd)

note 31(1) to the annual financial statements) were filed against the Group, and another lawsuit which was included in note 31(1) to the annual financial statements for the sum of approximately NIS 361 million, was filed against the Group and other defendants together without specifying the amount claimed from the Group. At this early stage it is not possible to assess their chances of success.

During the reporting period, six claims against the Group, for the total sum of approximately NIS 222 million (two of which, for the total claimed sum of NIS 116 million, were included in note 31(1) to the annual financial statements) were dismissed, and another claim, in which the plaintiffs have not specified the amount claimed from the Group, was dismissed.

After the end of the reporting period, two additional lawsuits for a total sum of NIS 98 million were filed against the Group. At this early stage it is not possible to assess their chances of success.

After the end of the reporting period, three claims for the total sum of approximately NIS 169 million were dismissed.

Employees, subcontractors, suppliers, authorities and other claims

After the end of the reporting period, in respect of a lawsuit with a total sum claimed of approximately NIS 28 million, a settlement agreement in immaterial amount to the Group was executed, but legal procedures have not been completed. The Group recorded a proper provision in respect of the settlement agreement.

Note 9 - Regulation and legislation

In March 2012, the previously reported bill, proposing to completely annul Early Termination Fees in relation to new cellular customers with less than a certain number of phone lines, was enacted by the Israeli parliament and will apply retroactively to customers joining the cellular operators as of November 2011. In addition, this law prohibits cellular operators to make any linkage between a cellular services transaction and a handset purchase transaction, including by way of offering airtime rebates or refunds for handsets, as of January 1, 2013.

In May 2012, after the end of the reporting period, the Israeli Minister of Communications published a policy document in relation to the wholesale market in the wireline communications market in Israel. The document adopts the main recommendations of the public committee appointed by the Ministry of Communications to examine Bezeq's tariffs structure and tariffs for wireline wholesale services.

The policy includes mainly the following:

(1)
The wholesale market's tariffs and terms of agreement shall be agreed through negotiations between the owners of the wireline infrastructure (Bezeq and Hot) and the other operators. An infrastructure owner that reaches an agreement with such other operator, shall be obligated to offer the same terms, without discrimination, to all operators, including its affiliates. The Ministry of Communications shall intervene in the negotiations or in the terms of the agreement between the parties in case an agreement has not been reached within six months from the date of the policy document or in case the agreement between the parties includes terms that may harm the competition or the public. In addition, the Minister may intervene in a retail tariff that was set by the owner of wireline infrastructure or its affiliate that harms the competition, through changing of the wholesale tariff.

(2)
The structural separation between an owner of wireline infrastructure and its international landline operator and internet service provider affiliates shall be annulled within nine months from the date of execution of an agreement between such owner of wireline infrastructure and other operator and shall be replaced by an accounting separation. The Minister shall consider providing leniencies in relation to or annulment of the structural separation between an owner of wireline infrastructure and its cellular operator affiliate according to the pace of development of a wholesale market and the state of

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Regulation and legislation (cont'd)

competition in the market. In case an effective wholesale market does not develop within twenty four months from the date of the policy document, the Ministry of Communications shall operate to impose a structural separation in the owners of the wireline infrastructure between the infrastructure and the services provided through this infrastructure.

(3)
The Minister of Communications shall consider to annual the structural separation in relation to television broadcasting services if there is a reasonable possibility to provide a basic package of television services through the internet. The Minister of Communications shall consider imposing a requirement to provide television broadcasting services for the same price within a package of telecommunications services and separately.

In relation to the supervision of Bezeq's tariffs the policy is similar to the previously reported final recommendations of the committee. See note 32(7) to the annual financial statements.

Note 10 - Subsequent Events

In May 2012, after the end of the reporting period, the Company’s board of directors resolved to enlarge the pool of options or restricted stock units, or RSUs, of the Company's 2006 Share Incentive Plan, or the Plan, by 1 million options or RSUs and to grant 1,550,000 options to certain non director officers and senior employees, out of which 275,000 options to the Company's CEO, at an exercise price of US$ 11.77 per share. The options granted will be vested in 2 equal installments on each of the first and second anniversary of the date of the grant. The options of the first installment may be exercised within 24 months from their vesting and the second installment may be exercised with 18 month from their vesting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 15, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel